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SEC 08032718 COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/07 (MM/DD/YY) AND ENDING 6/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

.UPRR Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 – 7th Avenue, Suite 1300
(No. and Street)

New York	NY	10123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip Fitzsimmons 212-971-3333 x 41
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
SEP 26 2008
Washington, DC
101

PROCESSED
OCT 08 2008
THOMSON REUTERS

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phillip Fitzsimmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UPRR Securities, LLC, as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

ROSEMARIE A. KLEIN
ID # 2209573
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/5/2013

P. Fitzsimmons
Signature

PRESIDENT
Title

Rosemarie Klein
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UPRR Securities, LLC
(a wholly-owned subsidiary of Unclaimed Property Recovery and Reporting, LLC)

Statement of Financial Condition
June 30, 2008

UPRR Securities, LLC
(a wholly-owned subsidiary of Unclaimed Property Recovery and Reporting, LLC)

Contents

Facing page to Form X-17A-5	2A
Affirmation of officer	2B
Independent auditors' report	3
Statement of financial condition	4
Summary of business and significant accounting policies	5-6
Notes to statement of financial condition	7-8
Independent auditors' report on internal accounting control required by Securities and Exchange Commission Rule 17a-5	9-11

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Member of
UPRR Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of UPRR Securities, LLC ("Company") (a wholly-owned subsidiary of Unclaimed Property Recovery and Reporting, LLC) as of June 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UPRR Securities, LLC (a wholly-owned subsidiary of Unclaimed Property Recovery and Reporting, LLC) as of June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

September 10, 2008

UPRR Securities, LLC
(a wholly-owned subsidiary of Unclaimed Property Recovery and Reporting, LLC)

Statement of Financial Condition

June 30, 2008	
Assets	
Cash	**$4,088,201**
Cash segregated under Federal and other regulations (Note 2)	**200,000**
Other assets	**13,081**
	$4,301,282
Liabilities and Member's Equity	
Liabilities:	
Accrued expenses and other liabilities	**$1,706,014**
Due to related party (Note 3)	**37,960**
Total liabilities	**1,743,974**
Commitments (Notes 1 and 4)	
Member's equity (Note 1)	**2,557,308**
	$4,301,282

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Business

UPRR Securities, LLC ("Company") is engaged in assisting transfer agents or issuers in locating inactive, untendered or lost security holders and encouraging the security holders to exchange or tender their shares. The Company is registered as a broker/dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company was formed under the laws of the State of Delaware on July 30, 2004 as a wholly-owned subsidiary of ACS TradeOne Marketing, Inc. ("Trade One") which, in turn, is a fully-owned subsidiary of Affiliated Computer Services, Inc. ("ACS"). Trade One and ACS reached an agreement to sell their entire ownership interest in the Company to Unclaimed Property Recovery and Reporting, LLC ("Parent"), a newly-formed limited liability company. This transaction became effective June 13, 2008. The Company is now a wholly-owned subsidiary of Unclaimed Property Recovery and Reporting, LLC.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments. The Company maintains its cash and cash equivalents balances at three major financial institutions.

Revenue Recognition

Processing fees are recognized in the periods in which the services are performed.

Due to Related Party

The Company entered into a support service agreement with its Parent, whereby the Parent pays for certain expenses incurred by the Company. The amounts are then billed to the Company on a monthly basis. The agreement is further guaranteed by another related party.

Income Taxes

The Company is organized and operates as a limited liability company and is not subject to Federal and state income taxes as a separate entity.

There is no provision for Federal or state income taxes presented in the accompanying financial statements since the member is required to report its respective share of income (loss) in its income tax return.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

New Accounting Pronouncement

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes", which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FIN 48 is effective for fiscal years beginning after December 15, 2007. The adoption of FIN 48 is not expected to have a material impact on the Company's results of operations or its financial position.

1. Regulatory Net Capital Requirements

The Company is subject to the Securities Exchange Commission's ("SEC's") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of June 30, 2008, the Company had regulatory net capital of $2,544,225 and a regulatory net capital requirement of $250,000. The regulatory net capital ratio was .69 to 1 at June 30, 2008.

2. Funds Segregated Under Federal and Other Regulations

Cash of $200,000 has been segregated in a special reserve account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

3. Related Party Transactions

The Parent provides certain administrative, operating and other services whose costs are allocated to the Company. At June 30, 2008, the total amount of expenses paid by the Parent on behalf of the Company for the year ended June 30, 2008 amounted to $1,204,362, of which $37,960 is due to the Parent at June 30, 2008.

4. Lease Commitment

The Company shares office space as a joint tenant with an affiliate under a sublease agreement with its Parent expiring in 2013. The Company's share of the future minimum annual rental payments, excluding other rent-related expenses, approximates:

Year ending June 30,	
2009	$ 96,000
2010	99,000
2011	102,000
2012	105,000
2013	90,000
	$492,000

The Company's share of rent expense for the year ended June 30, 2008 was approximately $79,000. In addition, the Company had other rent-related expenses amounting to approximately $34,000.

5. Subsequent Capital Transactions

For the period July 1, 2008 to September 10, 2008, the Company made capital distributions to its parent (Unclaimed Property Recovery and Reporting, LLC) totaling approximately $2,013,000.

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Member of
UPRR Securities, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of UPRR Securities, LLC ("Company") (a wholly-owned subsidiary of Unclaimed Property Recovery and Reporting, LLC) as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a 3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

September 10, 2008

END